Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 2, 2007 (December 21, 2007 as to the description of the $300 million aggregate principal amount of 9.5% Senior Notes due 2015 in Note 16), relating to the consolidated financial statements of PAETEC Corp. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment as of January 1, 2006), appearing in the Prospectus that forms part of Registration Statement No. 333-148271 of PAETEC Holding Corp.

/s/ DELOITTE & TOUCHE LLP

Rochester, New York February 8, 2008